October 31, 2006

Mail Stop 4561

*By U.S. Mail and facsimile to (630) 875-7433*

Mr. Michael L. Scudder
Executive Vice President, Chief Financial Officer,
    and Principal Accounting Officer
First Midwest Bancorp, Inc.
One Pierce Place, Suite 1500
Itasca, Illinois  60143-9768

**Re:     First Midwest Bancorp, Inc.**
          **Form 10-K for Fiscal Year Ended December 31, 2005**
          **Filed on March 2, 2006**
          **File No. 0-10967**

Dear Mr. Scudder:

        We have reviewed your response letter dated May 23, 2006 and have the following additional comments.  Where indicated, we think you should revise your future filings in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision to future filings is unnecessary. Please be as detailed as necessary in your explanation.  Our comments ask you to provide us with supplemental information so we may better understand your disclosure.  After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

*        *        *        *        *        *        *

Form 10-K for the Fiscal Year Ended December, 2005

Consolidated Financial Statements

Note 11 – Derivative Instruments and Hedging Activities, page 69

1.      We note your response to comment three from our letter dated May 10, 2006.  It appears from the documentation you provided that for cash flow hedges of brokered repurchase agreements and cash flow hedges of prime-based loans, you use both method one and method two of SFAS 133 Implementation Issue No. G-7 (DIG G-7) to measure hedge ineffectiveness.

For both cash flow hedges of brokered repurchase agreements and prime-based loans, please tell us:

- how you determine and document at inception and on an on-going basis whether you use method one or method two of DIG G-7 to measure ineffectiveness for each specific hedging transaction;
- what facts and circumstances would cause you to use different methods for hedges of the same types of assets or liabilities (for example, to use method one for some hedges of brokered repurchase agreements and method two for others);
- how you considered the guidance in paragraph 62 of SFAS 133 that states that ordinarily an entity should assess effectiveness for similar hedges in a similar manner and that the use of different methods for different hedges should be justified.  In this regard, tell us whether you believe that a different method is justified simply because there are basis differences;
- how you concluded that your methodology does not result in a two-step test.  In this regard, it appears that you may have documented that you assess effectiveness using method one of DIG G-7, but then if during the process of evaluating whether there are any basis differences or whether the balance of the broker repurchase agreements falls below the notional amount of the LIBOR based swaps, you determined either was the case, you would use method two of DIG G-7 to determine the amount of ineffectiveness.  Tell us why you wouldn't continue to use method one of DIG G-7 to determine the amount of ineffectiveness in these circumstances.  Additionally, tell us whether you believe you would get a different result by using method one versus using method two; and
- how you determined that your hedge documentation specifically identifies the method that will be used to measure hedge ineffectiveness as required by EITF Topic No. D-102.

2.      We note your response to comment six of our letter dated May 10, 2006 regarding the differences in timing that may exist between the prime-based loans and the swap used to hedge the interest payment on those loans when measuring hedge ineffectiveness.  Your response indicates that generally the difference in payment dates of the hedged loans and the swap generally was never more than 10 days and that since the actual difference in payment dates is small, you determined the impact of timing differences in interest payments would be immaterial.  As a result, you have not recognized any ineffectiveness associated with this timing difference.  We believe that payment timing differences between the hedged item and the hedging instrument create basis differences, even when the indexes and reset dates are the same.  Your response seems to indicate that you believe that while the differences in payment dates would lead to a small amount of ineffectiveness, you could intuitively determine that the amount of ineffectiveness created by these timing differences would be immaterial to the financial statements.   However, outside of the shortcut method and the very limited situation of the commodity forward described in paragraph 65 of SFAS 133, we do not believe that SFAS 133 permits a company to rely on matching what it believes are the most critical terms and intuition for measuring ineffectiveness, when there are known sources of ineffectiveness.   In cases where a company is using some type of critical terms matching in its assessment of effectiveness, we believe in the initial prospective assessment a company must, at a minimum, do some type of quantification, whether stress tests, shocks, regressions, or other statistical analysis to determine the parameters within which the company's evaluation that there would not be a material amount of ineffectiveness are valid.  Then, on an ongoing basis, in addition to monitoring for changes in critical terms or counterparty credit changes, the company must monitor that changes in the environment have not occurred such as to be outside the range the company established upfront.

While you did not do this upfront assessment, you did perform an ongoing assessment of whether there were any changes in the critical terms or the counterparty credit, as well as an evaluation of the impact of the timing difference in interest payments at December 31, 2005 over the remaining life of the three prime-based swaps.  As a result, we will not require that the company calculate the impact of not applying hedge accounting for these swaps.  However, we believe you need to revise your methodology to comply with this comment on an ongoing basis.  Alternative, if you disagree with our conclusions, please tell us why.

3.      We note that you appear to be using a first payments approach for your cash flow hedges of the broker repurchase agreement accounts and for your cash flow hedges of prime-based loans.  Please tell us whether you are designating one swap for certain groups of cash flows or whether you are layering on swaps.  If you are layering on swaps, please describe the methodology used for doing so.

*   *   *   *   *   *   *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please furnish a detailed letter that keys your responses to our comments.

        You may contact Lisa Haynes, Senior Staff Accountant at (202) 551-3424 or me at (202) 551-3492 if you have questions.

                                        Sincerely,


                                        John P. Nolan
                                        Accounting Branch Chief